ROPES & GRAY LLP
ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000   F 617-951-7050
BOSTON NEW YORK   PALO ALTO   SAN FRANCISCO   TOKYO   WASHINGTON, DC   www.ropesgray.com

January 29, 2010	Johnathan Mathiesen
(617) 951-7467
johnathan.mathiesen@ropesgray.com
BY EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re: Premier VIT (Registration Nos. 33-78944 and 811-8512)
Ladies and Gentlemen:
     On behalf of Premier VIT (the “Trust”), we are today filing, pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, a preliminary proxy statement on Schedule 14A for use in connection with a meeting of shareholders of OpCap Mid Cap Portfolio (the “Portfolio”) (the “Meeting”), a series of the Trust.
     The Meeting is currently scheduled to be held on April 15, 2010, and is being called to consider and vote on the following: (i) to approve a Plan of Liquidation and Dissolution with respect to the Portfolio, and (ii) to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.
     The Trust expects to begin mailing the proxy materials to shareholders on or about February 22, 2010.
     Please direct any questions you may have with respect to this filing to me (at 617-951-7467) or to George B. Raine (at 617-951-7556) of this firm.
Sincerely yours,
/s/ Johnathan Mathiesen
Johnathan Mathiesen, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Wayne Miao, Esq. David C. Sullivan, Esq. George B. Raine, Esq.